Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259142

PROSPECTUS SUPPLEMENT NO. 2

To Prospectus Dated September 8, 2021

CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

569,506,621 Shares of Common Stock

21,300,000 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated September 8, 2021, as supplemented or amended from time to time (Prospectus), which forms a part of our Registration Statement on Form S-1 (No. 333-259142). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on November 29, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of up to 35,100,000 shares of common stock, par value $0.0001 (“New CCC Common Stock” or “Common Stock”), that may be issued upon exercise of warrants to purchase Common Stock at an exercise price of $11.50 per share of Common Stock, including the Public Warrants, the Private Placement Warrants and the Forward Purchase Warrants (each as defined below); and (2) the offer and sale, from time to time, by the selling holders identified in this prospectus (the “Selling Holders”), or their permitted transferees, of (i) up to 569,506,621 shares of Common Stock and (ii) up to 21,300,000 Private Placement Warrants and Forward Purchase Warrants.

The New CCC Common Stock and Public Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “CCCS” and “CCCS WS,” respectively. On November 29, 2021, the last reported sales price of the New CCC Common Stock was $12.90 per share and the last reported sales price of our Public Warrants was $3.67 per warrant. We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involve risks that are described in “Risk Factors” beginning on page 15 of the Prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 1, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 29, 2021

CCC Intelligent Solutions Holdings Inc.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Delaware	001-39447	98-1546280
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

222 Merchandise Mart Plaza, Suite 900

Chicago, IL 60654

(Address of Principal Executive Offices, including Zip Code)

(800) 621-8070

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if this Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CCCS	The New York Stock Exchange
Warrants to purchase one share of common stock at an exercise price of $11.50	CCCS WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 8.01	OTHER EVENTS.

On November 29, 2021, CCC Intelligent Solutions Holdings Inc. (the “Company”) issued a press release announcing the redemption of all of its outstanding Warrants (other than the Private Placement Warrants held by the Sponsor or its Permitted Transferees, through and including the Redemption Date) (in each case, as defined in the Warrant Agreement) to purchase shares of the Company’s common stock that were issued under the Warrant Agreement (the “Warrant Agreement”), dated August 13, 2020, by and between the Company (f/k/a Dragoneer Growth Opportunities Corp.) and Continental Stock Transfer & Trust Company, as warrant agent. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit Number	Description

99.1	Press release, dated November 29, 2021

99.2	Notice of Redemption, dated November 29, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

Date: November 29, 2021

	By:	/s/ Brian Herb
	Name:	Brian Herb
	Title:	Executive Vice President, Chief Financial and Administrative Officer

Exhibit 99.1

CCC Intelligent Solutions Holdings Inc. Announces Redemption of Warrants

CHICAGO – November 29, 2021 – CCC Intelligent Solutions Holdings Inc. (the “Company”) (NYSE: CCCS) today announced that the Company will redeem all of its outstanding Warrants (other than Private Placement Warrants held by the Sponsor or its Permitted Transferees through and including the Redemption Date) (in each case, as defined in the Warrant Agreement) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated as of August 13, 2020 by and between the Company (f/k/a Dragoneer Growth Opportunities Corp.) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), for a redemption price of $0.10 per Warrant (the “Redemption Price”), that remain outstanding at 5:00 p.m. New York City time on December 29, 2021 (the “Redemption Date”).

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase shares of Common Stock underlying such Warrants. As the Reference Value is less than $18.00 per share, payment upon exercise of the Warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Common Stock or (ii) on a “cashless basis” in which the exercising holder will receive a number of shares of Common Stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the “Redemption Fair Market Value”) of the Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which notice of redemption is sent to holders of Warrants.

The number of shares of Common Stock that each exercising warrant holder will receive by virtue of the make-whole cashless exercise (instead of paying the $11.50 per Warrant cash exercise price) was calculated in accordance with the terms of the Warrant Agreement with reference to the table set forth in Section 6.2 of the Warrant Agreements based on the fair market value of the shares of Common Stock and length of time to the applicable expiration of the Warrants. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Company understands from the New York Stock Exchange that December 28, 2021, the trading day prior to the Redemption Date, will be the last day on which the Warrants will be traded on the New York Stock Exchange.

Evercore is acting as financial advisor to the Company in connection with the Warrant redemption.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise, whether on a cash or cashless basis, or refrain from exercising any Warrants.

Issuance of the shares of Common Stock underlying the Warrants has been registered by the Company under the Securities Act of 1933, as amended, and is covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259142). Exercise of Warrants held in “street name” should be directed through the broker of the warrant holder. In addition to the broker, questions may also be directed to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, Telephone Number (212) 509-4000 or to Morrow Sodali at (800) 662-5200 (toll-free in North America), +1 (203) 658-9400 (outside of North America) or by email at CCCS@info.morrowsodali.com.

Additional information can be found on the Company’s Investor Relations website: https://ir.cccis.com/.

About CCC Intelligent Solutions

CCC Intelligent Solutions Inc. (CCC), a subsidiary of CCC Intelligent Solutions Holdings Inc. (NYSE: CCCS), is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s expectations and timing related to the redemption of its Warrants. Such differences may be material. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, competition, including technological advances and new products marketed by competitors; changes to applicable laws and regulations; capital requirements and other risks and uncertainties, including those included under the header “Risk Factors” in the definitive proxy statement/prospectus filed by Dragoneer Growth Opportunities Corp. with the Securities and Exchange Commission (“SEC”) on July 6, 2021, which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Investor Contact:

Brian Denyeau

ICR, LLC

646-277-1251

IR@cccis.com

Media Contact:

Michelle Hellyar

Director Public Relations, CCC Intelligent Solutions Inc.

mhellyar@cccis.com

Exhibit 99.2

November 29, 2021

NOTICE OF REDEMPTION OF WARRANTS (CUSIP 12510Q 118)

Dear Warrant Holder,

CCC Intelligent Solutions Holdings Inc. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on December 29, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (other than the Private Placement Warrants held by the Sponsor or its Permitted Transferees through and including the Redemption Date) (in each case, as defined in the Warrant Agreement) (the “Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated as of August 13, 2020 (the “Warrant Agreement”), by and between the Company (f/k/a Dragoneer Growth Opportunities Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), for a redemption price of $0.10 per Warrant (the “Redemption Price”). Each Warrant entitles the holder thereof to purchase one share of Common Stock for a purchase price of $11.50 per share, subject to adjustment. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the Company’s initial public offering and are still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CCCS WS” and the Common Stock is listed on the NYSE under the symbol “CCCS.” On November 29, 2021, the last reported sale price of the Warrants was $3.67 and the last reported sale price of the Common Stock was $12.90.

We understand from the NYSE that December 28, 2021, the trading day prior to the Redemption Date, will be the last day on which the Warrants will be traded on the NYSE.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants. Note that the act of exercising is VOLUNTARY, meaning holders must instruct their broker to submit the Warrants for exercise.

The Company is exercising this right to redeem the Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Warrants if the last sale price of the Common Stock has been at least $10.00 per share on the trading day prior to the date on which a notice of redemption is given. The last reported sale price of the Common Stock on November 29, 2021, the trading day prior to the date on which this notice of redemption is being given, was at least $10.00 per share.

EXERCISE PROCEDURES

Warrant holders have until immediately prior to 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase shares of Common Stock. Warrants may be exercised for cash at the Cash Exercise Price pursuant to Section 3.3.1(a) of the Warrant Agreement, or pursuant to the make-whole exercise provisions pursuant to Sections 3.3.1(d) and 6.2 of the Warrant Agreement (the “Make-Whole Exercise”) or as otherwise described for certain holders on a “cashless” basis.

Cash Exercise: Subject to the terms below and prior to the delivery of this notice of redemption, a Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per Warrant exercised (the “Cash Exercise Price”). Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Cashless Exercise: If exercising on a “cashless basis” as a Make-Whole Exercise, a holder exercising a Warrant will surrender Warrants for a certain number of shares of Common Stock as determined in the Warrant Agreement. Accordingly, by virtue of the cashless Make-Whole Exercise of the Warrants, exercising warrant holders will receive 0.304 of a share of Common Stock for each Warrant surrendered for exercise.

The number of shares that each exercising warrant holder will receive by virtue of the Make-Whole Exercise was calculated in accordance with the provisions of Section 6.2 of the Warrant Agreement as set forth in the Election to Purchase (a form of which is attached as Annex A hereto) (the “Election to Purchase”). If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares of Common Stock the holder will be entitled to receive will be rounded down to the nearest whole number of shares of Common Stock.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants since the process to exercise is VOLUNTARY.

Persons who are holders of record of their Warrants may exercise their Warrants by sending a fully and properly completed Election to Purchase, duly executed and indicating, among of things, the number of Warrants being exercised to:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

Telephone: (212) 509-4000

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price, must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase before such time will result in such holder’s Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Warrants who hold their Warrants in “street name,” provided that a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker-dealers shall have two NYSE trading days from the Redemption Date, or 5:00 p.m. New York City time on December 31, 2021, to deliver the Warrants to the Warrant Agent. Any such Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption (at the Redemption Price of $0.10 per Warrant), and not for exercise.

PROSPECTUS

A prospectus (and the supplements thereto) covering the Common Stock issuable upon the exercise of the Warrants is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259142) (the “SEC”). The SEC also maintains an Internet website that contains a copy of this prospectus (and the supplements thereto). The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our investor relations website at https://ir.cccis.com/.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

*********************************

Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent, Continental Stock Transfer & Trust, at its address and telephone number set forth above or to Morrow Sodali LLC at:

Morrow Sodali LLC

509 Madison Avenue, 12th Floor

New York, NY 10022

Email: CCCS@info.morrowsodali.com

Call: (800) 662-5200 (toll-free in North America)

or +1 (203) 658-9400 (outside of North America)

Sincerely,

CCC Intelligent Solutions Holdings Inc.

/s/ Brian Herb
Brian Herb
Executive Vice President, Chief Financial and Administrative Officer

Annex A

CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The Warrants to purchase shares of Common Stock were called for redemption by the Company in the Notice of Redemption dated November 29, 2021 (the “Redemption Notice”) pursuant to Section 6.2 of the Warrant Agreement. Pursuant to the terms of the Warrant Agreement, each whole Warrant is exercisable for one fully paid and non-assessable share of Common Stock. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the redemption date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Redemption Notice.

The undersigned is the holder of Warrants of the Company and hereby irrevocably elects to exercise the right to receive the number of shares of Common Stock as set forth below and herewith tenders payment for such shares of Common Stock, to the order of the Company, in accordance with the terms of the Warrant Agreement, pursuant to (choose one of the following):

CHECK ONE BOX BELOW AND COMPLETE THE CORRESPONDING PARAGRAPH:

Cash Exercise

☐ Section 3.3.1(a): in lawful money of the United States, in good certified check or good bank draft payable to the order of the Warrant Agent in the amount calculated as follows:

(a)	_________________ is the number of shares of Common Stock underlying the Warrants the undersigned is exercising pursuant to Section 3.3.1(a).

(b)

$________________ is the aggregate Cash Exercise Price representing the product of the number of shares underlying the Warrants being exercised pursuant to Section 3.3.1(a) as represented above in “(a)” multiplied by the $11.50 per share Cash Exercise Price.

Cashless Exercise

☐ Section 3.3.1(d) of the Warrant Agreement: as a “Make-Whole Exercise” on a “cashless basis” calculated as follows:

(c)	________________ is the number of shares of Common Stock underlying the Warrants the undersigned is exercising pursuant to Section 3.3.1(d) of the Warrant Agreement.

(d)	55 is the number of months from the Redemption Date to the expiration date of the Warrants.

(e)

$12.73 is the “Redemption Fair Market Value” as calculated pursuant to Sections 3.3.1 and 6.2 of the Warrant Agreement. The Redemption Fair Market Value is the volume weighted average price of the Common Stock for the ten (10) trading days ending on the third trading day prior to November 29, 2021, which is the date on which this notice is being given to the holders of the Warrants.

(f)	0.304 is the ratio obtained using the values obtained in “(d)” and “(e)” by reference to the table set forth in Section 6.2 of the Warrant Agreement.

(g)	$________________ is the number of shares of Common Stock issued on exercise of the Warrants pursuant to Sections 3.3.1(d) and 6.2 of the Warrant Agreement (i.e., “(f)” multiplied by “(c)”).

[Signature Page Follows]

(Date of Exercise)
(Name of Investor)
(Signature)

(Address)
(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE)) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.